UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Bridgepoint Education, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

10807M105
(CUSIP Number)

November 20, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. **Cloverdale Capital Management, LLC**		
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒		
3.	SEC Use Only		
4.	Citizenship or Place of Organization **Delaware**		
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power **0**	
	6.	Shared Voting Power **1,364,425**	
	7.	Sole Dispositive Power **0**	
	8.	Shared Dispositive Power **1,364,425**	
9.	Aggregate Amount Beneficially Owned by Each Reporting Person **1,364,425**		
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐		
11.	Percent of Class Represented by Amount in Row (9) **5.0269%**		
12.	Type of Reporting Person (See Instructions) **PN, IA**		

1.	Names of Reporting Persons. **Cloverdale Capital GP, L.P.**
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only
4.	Citizenship or Place of Organization **Delaware**

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power **0**
	6.	Shared Voting Power **950,357**
	7.	Sole Dispositive Power **0**
	8.	Shared Dispositive Power **950,357**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person **950,357**
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) **3.5014%**
12.	Type of Reporting Person (See Instructions) **PN**

CUSIP No. **10807M105**

1.	Names of Reporting Persons. **Cloverdale Master Fund, L.P.**
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization **Cayman Islands**

Number of Shares Beneficially Owned by Each Reporting Person	5.	Sole Voting Power **0**
	6.	Shared Voting Power **950,357**

	With:	7.	Sole Dispositive Power **0**
		8.	Shared Dispositive Power **950,357**
9.	Aggregate Amount Beneficially Owned by Each Reporting Person **950,357**		
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐		
11.	Percent of Class Represented by Amount in Row (9) **3.5014%**		
12.	Type of Reporting Person (See Instructions) **PN**		

CUSIP No. **10807M105**

1.	Names of Reporting Persons. **C. Jonathan Gattman**		
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒		
3.	SEC Use Only		
4.	Citizenship or Place of Organization **United States**		
Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power **0**
		6.	Shared Voting Power **1,364,425**
		7.	Sole Dispositive Power **0**
		8.	Shared Dispositive Power **1,364,425**
9.	Aggregate Amount Beneficially Owned by Each Reporting Person **1,364,425**		
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐		

11.	Percent of Class Represented by Amount in Row (9)
	5.0269%
12.	Type of Reporting Person (See Instructions)
	IN, HC

Item 1.

(a) Name of Issuer

Bridgepoint Education, Inc.

(b) Address of Issuer's Principal Executive Offices

8620 Spectrum Center Blvd.
San Diego, California 92123

Item 2.

(a) Name of Persons Filing

This statement is being jointly filed by and on behalf of each of Cloverdale Capital Management, LLC, a Delaware limited liability company ("Cloverdale Management"), Cloverdale Capital GP, L.P., a Delaware limited partnership ("Cloverdale GP"), Cloverdale Master Fund, L.P., a Cayman Islands exempted limited partnership (the "Master Fund"), and C. Jonathan Gattman.

The Master Fund and a separately managed account on behalf of an investment advisory client of Cloverdale Management (the "Managed Account") are the record and direct beneficial owners of the securities covered by this statement. Cloverdale GP is the general partner of, and may be deemed to beneficially own securities owned by, the Master Fund. As the general partner of Cloverdale GP and investment adviser to the Master Fund and the Managed Account, Cloverdale Management may be deemed to beneficially own the securities covered by this statement. Mr. Gattman is the sole member of, and may be deemed to beneficially own securities owned by, Cloverdale Management.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

(b) Address of Principal Business Office or, if none, Residence

The address of the principal business office of each reporting person is 2651 N. Harwood, Suite 500, Dallas, Texas 75201.

(c) Citizenship

See Item 4 on the cover page(s) hereto.

    (d) Title of Class of Securities

      Common Stock

    (e) CUSIP Number

      10807M105

Item 3. **If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:**

(a) ☐ A broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b) ☐ A bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)   An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. ☐ 80a-8);

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐ A group, in accordance with §240.13d-1(b)(1)(ii)(K).

    If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _____.

Item 4. Ownership.

  (a) Amount beneficially owned: See Item 9 on the cover page(s) hereto.

  (b) Percent of class: See Item 11 on the cover page(s) hereto.

  (c) Number of shares as to which such person has:

    (i) **Sole power to vote or to direct the vote:** See Item 5 on the cover page(s) hereto.

    (ii) **Shared power to vote or to direct the vote:** See Item 6 on the cover page(s) hereto.

    (iii) **Sole power to dispose or to direct the disposition of:** See Item 7 on the cover page(s) hereto.

    (iv) **Shared power to dispose or to direct the disposition of:** See Item 8 on the cover page(s) hereto.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10.Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 20, 2018   **Cloverdale Capital Management, LLC**

By: /s/ C. Jonathan Gattman
Name: C. Jonathan Gattman
Title: Sole Member

Cloverdale Capital GP, L.P.

By: Cloverdale Capital Management, LLC,
its general partner

By: /s/ C. Jonathan Gattman
Name: C. Jonathan Gattman
Title: Sole Member

Cloverdale Master Fund, L.P.

By: Cloverdale Capital GP, L.P.,
its general partner

By: Cloverdale Capital Management, LLC,
its general partner

By: /s/ C. Jonathan Gattman
Name: C. Jonathan Gattman
Title: Sole Member

C. Jonathan Gattman

/s/ C. Jonathan Gattman

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (filed herewith).